Exhibit 99.3

NICE Launches Employee Engagement Manager for Greater Scheduling
Agility and Employee Satisfaction

The solution helps organizations optimize staffing levels based on real-time demand

Ra’anana, Israel, May 7, 2015 – NICE Systems (NASDAQ: NICE) today announced the launch of Employee Engagement Manager, a new Workforce Management (WFM) capability that allows both employees and managers to control scheduling in real-time based on actual demand. This added scheduling agility also enables organizations to promptly address unexpected events, helping to optimize staffing levels at all times.

The solution, which leverages WorkFlex’s technology, offers benefits across the organization. It is available via mobile app, allowing managers complete visibility while on-the-go and giving employees access to their schedules even when away from the office.

Managers can optimize team performance through a mobile-tablet optimized dashboard that provides real-time access to KPIs and schedule change visibility and control. The Manager Suite includes:
•	Business rules management
•	Alert management (operational KPIs; employee KPIs; schedule event notifications; real-time adherence; skill coverage)
•	Real-time monitoring
•	Dashboard
•	Reports

Employees can instantly change their schedules anywhere, anytime using an intelligent mobile app to respond to a call to action, or to proactively participate in keeping their schedules up-to-date with changes. The Employee Suite includes:
•	Preferences (DND; contact; VTO, OT)
•	Schedule modifications
•	At-home employee segment self-assignment
•	Shift trade
•	Absence requests
•	Time swap

Miki Migdal, President, NICE Enterprise Product Group
“This solution gives NICE WFM users access to what we believe are unprecedented scheduling agility capabilities. This will help our clients achieve the highest levels of performance, operational efficiency, and employee satisfaction, further positioning them to deliver a perfect customer experience. We also believe that the integration of mobile technology into our WFM offering will extend our leadership in the Workforce Optimization market.”

Larry Schwartz, CEO, WorkFlex Solutions
“We are pleased to expand our partnership with NICE, which will enable its user base to seamlessly integrate our unique Intelligent Intraday Automation® technology. These companies will benefit from a more engaged workforce as well as improved customer satisfaction, lower employee turnover, and reduced overhead.”

The NICE Workforce Optimization suite leverages integrated capabilities for Workforce Management, Performance Management, Quality Management, Interaction Analytics, Real-Time Guidance and Automation, and Voice of Customer Feedback. NICE Workforce Optimization aligns organizations around schedules, customer insights and performance metrics, and drives daily action at the frontline to transform culture and customer experience.

NICE executives will demonstrate the Workforce Management solution at Interactions 2015, June 1-4, in San Antonio, Texas. For more information on the conference, please visit www.nice.com/interactions

Additional Resources:
WFM E-book: http://www.nice.com/engage/eBooks/The-Contact-Center-Leaders-5P-1
WFM Benchmark Report: http://www.nice.com/engage/white-papers/Workforce-Management-Benchmark-Study-23

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.